news release

FOR IMMEDIATE RELEASE

CITIC RESOURCES HOLDINGS LIMITED (CRH) AND CITIC GROUP
TO ACCEPT OFFER FOR MACARTHUR COAL TAKEOVER

•	With these acceptances, PEAMCoal will control more than 49% of Macarthur Coal shares

•	Upon reaching 50.01% acceptances, PEAMCoal will obtain control of Macarthur

•	Offer price of A$16.00 per share to increase to A$16.25 per share if 90% compulsory acquisition threshold is reached

•	Offer extended to 11 November 2011 and payment terms accelerated to 10 days

St. Louis, Luxembourg, October 21 – Peabody Energy (NYSE: BTU) and ArcelorMittal (NYSE: MT) today announced that CRH and CITIC Group have confirmed that they intend to accept the A$16.00 all-cash takeover offer for Macarthur Coal Ltd (ASX: MCC).  With these acceptances, PEAMCoal will control more than 49% of Macarthur Coal shares, and intends to declare the offer unconditional upon obtaining control of 50.01% of Macarthur shares.

PEAMCoal also announced that it will increase the offer price for all shareholders from A$16.00 to A$16.25 per share if PEAMCoal acquires relevant interests in at least 90% of Macarthur shares by 7:00 p.m. (Brisbane time) on 11 November 2011. PEAMCoal reserves the right to extend this date.

PEAMCoal has declared the increased offer price of A$16.25 per share (payable if PEAMCoal acquires relevant interests in at least 90% of Macarthur shares by 7:00 p.m. (Brisbane time) on 11 November 2011) to be final (in the absence of a superior or competing proposal).  Reaching the 90% relevant interest threshold would allow PEAMCoal to compulsorily acquire all outstanding Macarthur shares.

PEAMCoal also announced that today it will free the offer from all conditions other than the 50.01% minimum acceptance.

“We are pleased that these shareholders have decided to accept our offer, which delivers full value to Macarthur shareholders,” said Peabody Energy Chairman and Chief Executive Officer Gregory H. Boyce.  “We look forward to transitioning to the next phase of Macarthur’s future.”

“With the latest positive developments, we now urge all Macarthur shareholders to accept our offer as soon as possible, in order to maximise their chances of receiving the increased offer price,” said Aditya Mittal, CFO and Member of the Group Management Board at ArcelorMittal.

CRH and CITIC Group holdings represent approximately 25.2% of Macarthur shares.  They have informed PEAMCoal they intend to accept the PEAMCoal offer within the next 24 hours. Once these acceptances are processed, PEAMCoal will have a relevant interest in approximately 49.2% of Macarthur’s shares, and PEAMCoal is confident that the only remaining condition of 50.01% acceptance will soon be satisfied.

PEAMCoal also will accelerate the payment terms under its offer. For accepting shareholders, PEAMCoal will now pay the A$16.00 per share cash consideration on or before the later of:
•	10 days after the date on which the offer becomes unconditional; or
•	10 days after the offer is accepted.1

If PEAMCoal acquires relevant interests in at least 90% of Macarthur’s shares, and becomes entitled to compulsorily acquire any outstanding shares, it will pay the additional A$0.25 per share cash consideration to accepting Macarthur shareholders on or before the later of:
•	10 days after the date on which the 90% threshold is reached; or
•	10 days after the offer is accepted.2
All participating members of the Macarthur Board previously recommended that Macarthur shareholders accept the PEAMCoal offer, in the absence of a superior proposal.  Assuming sufficient acceptances to trigger the additional A$0.25 per share payment, the equity in Macarthur is valued at approximately A$4.9 billion.

PEAMCoal has extended the offer period by two weeks so that it will now close at 7:00 p.m. (Brisbane time) on 11 November 2011.  PEAMCoal reserves the right to further extend at its discretion.  PEAMCoal currently has an interest in approximately 24.0% of the Macarthur shares, including the shares subject to a recently established Institutional Acceptance Facility.

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1 If the final day of this 10 day period is not a business day, the final day will be the next business day.
2 If the final day of this 10 day period is not a business day, the final day will be the next business day.

Macarthur shareholders seeking further information regarding the offer should contact PEAMCoal’s Offer Information Line on 1800 992 039 (for callers within Australia) or +61 2 8280 7692 (for callers outside Australia).

-End-

Peabody Energy Forward Looking Statement

Certain statements in this press release are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on numerous assumptions that the company believes are reasonable, but they are open to a wide range of uncertainties and business risks that may cause actual results to differ materially from expectations. These factors are difficult to accurately predict and may be beyond the company's control. The company does not undertake to update its forward-looking statements. Factors that could affect results include those described in this press release as well as risks detailed in the company's reports filed with the Securities and Exchange Commission.

ArcelorMittal Forward Looking Statement

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.